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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                     -------------------------
                              FINAL
                            AMENDMENT
                               TO
                         SCHEDULE 13E-4
                  ISSUER TENDER OFFER STATEMENT
                  (PURSUANT TO SECTION 13(E)(1)
             OF THE SECURITIES EXCHANGE ACT OF 1934)
                         AMENDMENT NO. 3
                     -------------------------
                      AUDIOVOX CORPORATION
                        (NAME OF ISSUER)

                      AUDIOVOX CORPORATION
              (NAME OF PERSON(S) FILING STATEMENT)
                     -------------------------
       6-1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2001
                 (TITLE OF CLASS OF SECURITIES)
                     -------------------------
                           050757-AB-9
              (CUSIP NUMBER OF CLASS OF SECURITIES)
                     -------------------------
                        C. MICHAEL STOEHR
                      AUDIOVOX CORPORATION
                        150 MARCUS BLVD.
                      HAUPPAUGE, NY  11788
                         (516) 231-7751
  (Name, Address and Telephone Number of a Person Authorized to
   Receive Notes and Communications on Behalf of the Person(s)
                        Filing Statement)
                     -------------------------
                           COPIES TO:
      STUART H. GELFOND, ESQ.              ROBERT LEVY, ESQ.
FRIED, FRANK, HARRIS, SHRIVER                LEVY & STOPOL
            & JACOBSON                   ONE PENNSYLVANIA PLAZA
       ONE NEW YORK PLAZA                 NEW YORK, NY  10119
       NEW YORK, NY  10004                   (212) 279-7007
         (212) 859-8000

                        OCTOBER 18, 1996
  (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY
                            HOLDERS)
                     -------------------------

     This Final Amendment relates to the Issuer Tender offer Statement on Schedule 13E-4, dated October 18, 1996, as amended (the "Statement"), filed by Audiovox Corporation, a Delaware corporation (the "Company") in connection with the offer by the Company to exchange each $1,000 principal amount of its 6 1/4% Convertible Subordinated Debentures due March 15, 2001 (the "Debentures"), into 165 shares of its Class A Common Stock, per value $.01 per share (the "Common Stock"). All terms used herein, unless otherwise defined shall have the same meanings herein as set forth in the Statement.

     After confirmation of certain guaranteed deliveries and determination of certain defective tenders, $41,252,000 principal amount of Debentures were validly surrendered for conversion into 6,806,580 shares of Common Stock.


                            SIGNATURE

     After due inquiry and to the best of the Company's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:  December 16, 1996



                                   AUDIOVOX CORPORATION


                              By: /s/  John J. Shalam
                                   -------------------
                                  Name:  John J. Shalam
                                  Title: President and Chief
                                            Executive Officer